Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement (Numbers 333-10409, 333-66422, 333-82302, 333-112521, and 333-133640) on Form S-8 of our reports dated November 18, 2010 relating to the financial statements and financial statement schedule of Woodward Governor Company (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a change in method of accounting for the non-controlling interest in a subsidiary on October 1, 2009 and a change in method of accounting for income taxes on October 1, 2007), and the effectiveness of Woodward Governor Company’s internal control over financial reporting appearing in the Annual Report on Form 10-K of Woodward Governor Company for the year ended September 30, 2010.
/s/ DELOITTE & TOUCHE LLP
Denver, Colorado
November 18, 2010